WHEREAS, the Trustees of the Trust, including a majority of the Trustees who are not "interested persons" as that term in defined in the 1940 Act, have reviewed the form and coverage of Hartford Fire Insurance Company Policy No. 08 FI 0252254 15 as amended or to be amended to the date of this meeting (the "Fidelity Bond"); and

WHEREAS, the amount of the coverage under such Fidelity Bond is the amount required by Rule 17g-1 promulgated under the 1940 Act; and

WHEREAS, the custody and safekeeping of the Trust's securities are exclusively the obligation of The Huntington National Bank as Custodian for the Trust; and

WHEREAS, no employee of the Trust or employee of the Adviser has access to the Trust's portfolio securities.

IT IS THEREFORE RESOLVED, that the amount, type, form and coverage of the Fidelity Bond as described above are reasonable and the Fidelity Bond is approved; and

FURTHER RESOLVED, that the President of the Trust is designated as the person who shall make, or cause to be made, the filings and give the notices required by Paragraph (h) of Rule 17g-1.



Please read this document carefully.
This temporary and conditional Binder of Insurance contains time sensitive requirements to maintain coverage.

THE HARTFORD

Hartford Plaza
Hartford, CT 06115

DATE: 07/16/2015

HARTFORD FINANCIAL PRODUCTS	
TO: Mark Liftman	**FROM: Sean Kennedy**
FIRM: Theodore Liftman Insurance Inc. **CITY/STATE:** Boston, MA **EMAIL: Mark@liftman.com** **TEL:** 617-439-9595 **FAX: 617-439-3099** **TOTAL PAGE(S):** 4	**Financial Institution Fidelity Department** **CITY/STATE:** Hartford, CT **EMAIL:** SEAN.KENNEDY@THEHARTFORD.COM **TEL:** 860-547-4316 **FAX:** 917-464-6809

Re: Meyers Investments Trust
Renewal - Investment Company Bond

Based upon the information provided regarding the above captioned account, we are pleased to provide you with the following temporary and conditional Binder for Insurance on behalf of the Hartford Fire Insurance Company. Hartford Fire Insurance Company is a member of The Hartford Insurance Group and is rated A (Excellent), XV ($2 billion or more in capital and surplus and conditional reserves) by A.M. Best.

Please note that this Insurer is admitted to provide this coverage in the state of OH.

It is your agency's/brokerage's responsibility to conform with the Laws & Regulations of the applicable jurisdiction, including, but not limited to, payment of premium taxes, procuring of affidavits and compliance with surplus lines laws.

Please be advised in those jurisdictions where countersignature is required, The Hartford will use its designated countersignature agent unless you request and receive authorization from The Hartford for use of an alternative countersignature agent. Responsibility for fees will be borne by you.

The Financial Institution Fidelity Department is an underwriting unit of Hartford Financial Products (HFP), one of the largest domestic providers of management liability insurance. HFP is a division of the member companies of The Hartford Financial Services Group, Inc. (NYSE:HIG). Through our individual underwriting units we offer a host of insurance products for management and professional liability including **Directors & Officers**, **Fiduciary/Fidelity**, **General Partnership**, **Errors and Omissions**, and **Employment Practices**. HFP is among the market leaders in providing various "cutting edge" financial products including **Representations & Warranties and Tax Indemnity Insurance**. If you would like to inquire further about any coverage listed above, please do not hesitate to contact us or to explore our web site at www.hfpinsurance.com.

We appreciate this opportunity to work with you and look forward to discussing this temporary and conditional Binder in further detail.

Sincerely,

Sean P Kennedy

Sean Kennedy
Executive Underwriter

Meyers Investments Trust


The
HARTFORD

I.	**NAMED INSURED:**	**Meyers Investments Trust**
II.	**INSURED ADDRESS:**	1325 Avenue of The Americas New York, NY 10019
III.	**INSURING COMPANY:**	Hartford Fire Insurance Company
IV.	**BOND FORM:**	Investment Company Bond (F-6000-0)
V.	**BOND PERIOD:**	From: 08/01/2015 To: 08/01/2016
VII.	**BINDER PERIOD:**	From: 08/01/2015 To: Policy Issuance
VIII.	**POLICY NUMBER:**	08 FI 0252254 15

	LIMIT OF INSURANCE*	**DEDUCTIBLE****
I. Employee	$250,000	$5,000 Except that no deductible shall apply to any loss under Coverage I. sustained by an Investment Company
II. Premises	$250,000	$5,000
III. Transit	$250,000	$5,000
IV. Forgery or Alteration	$250,000	$5,000
V. Securities	$250,000	$5,000
VI. Counterfeit Currency	$250,000	$5,000
VII. Computer Systems Fraudulent Entry	$250,000	$5,000
VIII. Voice Initiated Transaction	$250,000	$5,000
IX. Telefacsimile Transfer Fraud	$250,000	$5,000
X. Uncollectible Items of Deposit	$25,000	$1,000
XI. Audit Expense	$25,000	$1,000
XII. Stop Payment	$25,000	$1,000
XIII. Unauthorized Signatures	$25,000	$1,000

ANNUAL PREMIUM:**	**$1,313**

*   *Limit of Insurance: In excess of the Deductible.*

**   *Deductible: Each Claim.*

*** *Statutory taxes, fees and/or guarantee fund taxes and other applicable state specific premium surcharges are separate and in addition to the indicated premium.*



X.   RIDERS, EXCLUSIONS AND LIMITATIONS:

1. F6000 Investment Company Bond
2. F6016 In Witness Page
3. F6018 Amend General Conditions B. Notice to Underwriter of Mergers, Consolidations or Other Acquisitions Rider
4. CS00M015000807 Adding Insured: ***Adding: Meyers Capital Aggressive Growth Fund***
5. F5267 Producer Compensation Notice
6. HG00H009000302 – Claims Inquiries Notice

Note: Rider titles are used for ease of reference only. If you have questions regarding the scope of the above Riders, please request a specimen copy using the corresponding reference number above.

XI.   SUBJECTIVITIES:

This Binder is also subject to the underwriter's receipt, review and acceptance of the following prior to binding:

1. N/A

This last group of subjectivities is not subject to a time specific deadline, however, in the event that they are not received, reviewed and accepted, The Hartford fully reserves its rights to amend the Policy. In addition, we do not waive any rights or defenses we may have in connection with the Policy, nor are we estopped from asserting all or any defenses that we may have available to us under the Policy.

This is a temporary and conditional Binder and is conditioned upon **underwriter's receipt, review and acceptance** of the additional information specified above. If any such information is not received, reviewed and accepted on or before the date specified above, then we will take any and all action appropriate and allowed under state law, including but not limited to voiding *ab initio* and/or cancelling this temporary and conditional Binder and any policy issued pursuant thereto. In addition, if a warranty statement and/or a fully executed application is a required ten day subjectivity, a Prior Acts Exclusion will be added to the policy as indicated in Section XIV, ENDORSEMENTS, EXCLUSIONS AND LIMITATIONS. This exclusion will be removed upon the underwriter's timely receipt, review and acceptance of the warranty and/or application.

Please be aware that if prior to the effective date of the policy period there is: a) any material change in the information requested by and/or submitted to The Hartford, or b) any material change in the hazard or risk contemplated in this Binder, the applicant must advise The Hartford immediately and prior to the effective date of the policy period. The Hartford fully reserves its rights with respect to the acceptance or denial of this risk in the event of any of the above.

Additionally, please be aware that if prior to the effective date of the policy period there is any claim made against any insured or any notice of potential claim, occurrence, circumstance or wrongful act given under the expiring policy (if applicable), then we will take any and all action appropriate and allowed under state law, including but not limited to voiding *ab initio* and/or canceling this temporary and conditional Binder and any policy issued pursuant thereto.

Meyers Investments Trust



Return Remittance to:

Via Check (Make payable to Hartford Fire Insurance Company)
   Hartford Fire Insurance Company
   C/O Bank of America
   3793 Collection Center Dr.
   Chicago, IL 60693

Via Wire Transfer
   ABA Number: 026-009-593
   For Account: Hartford Fire Insurance Company
   Account Number: 375-157-7481
   Reference: **Meyers Investments Trust**

Premium must be paid within thirty (30) days of the bond effective date.

Sincerely,

Sean Kennedy
Executive Underwriter